April 3, 2012
Via EDGAR and Overnight Courier

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:    Martin James, Senior Assistant Chief Accountant
Kate Tillan, Assistant Chief Accountant
Lynn Dicker, Staff Accountant
Geoffrey Kruczek, Reviewing Attorney
Allicia Lam, Staff Attorney

Re:     Sensata Technologies Holding N.V.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 10, 2012
File No. 001-34652

Ladies and Gentlemen:

In connection with the Company's responses to the comment letter, dated March 27, 2012, from the staff of the Securities and Exchange Commission (the “Commission”), regarding the Company's Annual Report on Form 10-K for the year ended December 31, 2011 (the “filing”), the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Dennis M. Myers of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2232 with any questions relating to the foregoing.

Sincerely,

Sensata Technologies Holding N.V.

By:	/s/Robert Hureau
Name: Robert Hureau
Its: Chief Financial Officer
cc:    Dennis Myers